BAKER & McKENZIE

貝克・麥堅時律師事務所

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SUPPL

28 April 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH. D.C.
185
SECTION

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 15, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle

Allen Shyu / Michelle Li

Encl.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

BAKER & MCKENZIE

貝克・麥堅時律師事務所


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH, D.C.
185
SECTION

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of April 15, 2005

1. Announcement re. Notice of Annual General Meeting, which was released on April 18, 2005 (6 pages)
2. Announcement re. Proposed Appointment And Reelection of Directors And Supervisors and Proposed Adoption of Certain Codes on Corporate Governance Practices which was released on April 18, 2005 (9 pages)
3. Proxy form for use at the annual general meeting (2 pages)
4. Reply Slip (1 page)
5. 2005 First Quarterly Report, which was released on April 27, 2005 (10 pages)

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") has resolved that the 2004 Annual General Meeting ("**AGM**") of the Company will be held at 10:00 a.m. on Thursday, 2nd June, 2005 at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China (the "**PRC**"), for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Board of Directors of the Company for the year 2004.
2. To consider and approve the report of the Supervisory Committee of the Company for the year 2004.
3. To consider and approve the audited financial statements of the Company for the year 2004.
4. To consider and approve the profit distribution proposal of the Company for the year 2004 *(Note I)*.
5. To consider and approve the re-appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2005, with remuneration being paid to KPMG and KPMG Huazhen amounting, in aggregate, to HK$4,800,000.
6. To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election, or re-election, and appointment of the Directors of the Company *(Note II)*:

   6.1 "**THAT** Mr. He Gong be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

   6.2 "**THAT** Mr. Chen Feihu be and is hereby elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

   6.3 "**THAT** Mr. Zhu Chongli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

   6.4 "**THAT** Mr. Chen Jianhua be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

   6.5 "**THAT** Mr. Tian Peiting be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

   6.6 "**THAT** Ms. Wang Yingli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise her remuneration."

   6.7 "**THAT** Mr. Zhang Bingju be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

6.8 "**THAT** Mr. Peng Xingyu be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

6.9 "**THAT** Mr. Ding Huiping be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

6.10 "**THAT** Mr. Zhao Jinghua be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

6.11 "**THAT** Mr. Wang Chuanshun be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

6.12 "**THAT** Mr. Hu Yuanmu be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

7. To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to re-election and appointment of the Supervisors of the Company *(Note III)*:

7.1 "**THAT** Mr. Feng Lanshui be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

7.2 "**THAT** Mr. Li Changxu be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."

8. To consider and approve the report of the independent non-executive Directors of the Company for the year 2004 *(Note IV)*.

9. To consider and approve other necessary matters, if any.

SPERCIAL RESOLUTIONS

1. To consider, approve and adopt, by way of a special resolution, the Code on Shareholders' Meetings of the Company *(Note V)*.
2. To consider, approve and adopt, by way of a special resolution, the Code on Board Practices of the Company *(Note V)*.
3. To consider, approve and adopt, by way of a special resolution, the Code on Supervisory Committee of the Company *(Note V)*.

By order of the Board of the Directors
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

The Directors, as at the date hereof, are:
He Gong *(Chairman)*
Da Hongxing *(Vice Chairman, Executive Director)*
Zhu Chongli *(Vice Chairman, Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC

Notes:

I. The Company's profit distribution proposal for the year 2004

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30th June, 2004 was distributed on 15th October, 2004.

As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders for the year 2004 based on the financial reports prepared under International Financial Reporting Standards ("**IFRS**") was RMB1,045,708,000, and net profit attributable to shareholders based on the financial reports prepared under PRC Accounting Standards and Regulations ("**PRC GAAP**") was RMB1,044,058,000. The Company shall transfer 10% of its profit as shown in the accounts prepared under PRC GAAP (i.e. amount of RMB104,400,000) to the statutory surplus reserve, and transfer 5% of its profit as shown in the accounts under PRC GAAP (i.e. an amount of RMB52,200,000) to the statutory public welfare fund. As disclosed in the Company's 2004 annual results announcement dated 22nd March, 2005, the Board of Directors recommended the payment of a final dividend of RMB0.035 per share (including tax) for the financial year ended 31st December, 2004, totalling approximately RMB210,737,950.

Final dividend for domestic shares (including A shares) will be distributed and paid in RMB whereas dividend for H shares were declared in RMB and will be paid in Hong Kong dollars (at the average exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Thursday, 2nd June, 2005). The final dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Thursday, 2nd June, 2005. The H share register of members of the Company will be closed from Tuesday, 3rd May, 2005 to Thursday, 2nd June, 2005, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to be entitled to receive the final dividend are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 29th April, 2005. The final dividend will be distributed on Wednesday, 22nd June, 2005

II. Proposed election, or re-election, and appointment of Directors

(1) Cumulative voting

In accordance with the relevant procedural requirements of the PRC, cumulative voting will be adopted in respect of the proposed election, or re-election and appointment of Directors. Accordingly, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of Director candidates (i.e. 12), and each shareholder may cast all of his/her votes in respect of one candidate or may split his/her votes and cast them in respect of more than one of the candidates. The total cumulative votes (including votes in favour and against the resolutions) cast by each shareholder must not in number exceed the total voting rights to which he/she is entitled.

(2) Details of the Director candidates

He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the party group. Mr. He has worked since 1966 and has 38 years' experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.

Chen Feibu, born in July 1962, a senior accountant, is a Deputy General Manager and the Chief Accountant of China Huadian Corporation. He is also the Chairman of 華電能源股份有限公司(Huadian Power Resources Company Limited), a PRC listed company. Mr. Chen had served in the Ministry of Electric Power, the Ministry of Hydraulic and Electric Engineering, the Ministry of Energy of China, China Electricity Council, Fujian Provincial Bureau of Electricity Industry, and State Power Corporation. He has 24 years' experience in electricity generation, public finance, banking and finance and macro economic management etc.

Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. He is also a director of 泰信基金管理有限公司 (First-Trust Fund Management Co., LTD.). Mr. Zhu graduated from Shandong University majoring in economics. He has 32 years' experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.

Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University of Technology. He has 23 years' experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.

Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Hua Zhong Industrial College. He has 36 years' experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.

Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 22 years' experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.

Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Supervisor of the Production and Operation Department of China Huadian Corporation. Mr. Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 22 years' experience in electric power operation and management.

Peng Xingyu, born in February 1962, with a master's degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 24 years' experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.

Ding Huiping, born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1993. He is also an independent director of each of 招商銀行股份有限公司 (China Merchants Bank Co., LTD.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited), PRC listed companies. Research directions: Theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.

Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, principal professional of the base for economics management research of Shandong Province Commission, member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education. He is also an independent director of each of 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), 山東晨鳴紙業集團股份有限公司 (Shandong Chenming Paper Holding LTD.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited), PRC listed companies.

Wang Chuanshun, born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), and deputy general manager of Shandong Zhengyuan Accountants Limited. He is currently a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited.

Hu Yuanmu, born in November 1954, Ph.D, is a professor and Master tutor. Mr. Hu graduated from Shandong Economic College in July 1983, and has been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in 天津財經學院 (Tianjin Finance College). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the 全國教授會 (Teaching Society of China). He is a standing committee member of Shandong Accountancy Society. He is also an independent director of 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), a PRC listed company.

Certain other relevant details of the nominee Directors required to be disclosed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and further information regarding the proposed resolutions in relation to election, or re-election, and appointment of the Directors of the Company are included in the circular dated 17th April, 2005 issued by the Company (the "**Circular**").

III. Proposed re-election and appointment of Supervisors

(1) Details of the nominee Supervisors

Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 33-year experience in finance, monetary, macroeconomic management and trust and investment.

Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head (Supervision) of the Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 22 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.

Certain other relevant details of the nominee Supervisors required to be disclosed under the Listing Rules and further information regarding the proposed resolutions are included in the Circular.

(2) Supervisor re-elected by, and representing, the Company's empolyees

Zheng Feixue, a supervisor of the Company appointed by its employees, has been re-elected and appointed by the employees to continue to be a supervisor of the Company (as a member of the Supervisory Committee representing the employees) for another term of three years commencing from the date of the AGM, and expiring at the conclusion of the Company's 2007 annual general meeting. The biographical and certain relevant details of Ms. Zheng are set out in the Circular.

IV. Report of the independent non-executive Directors of the Company for the year 2004

As disclosed in various announcements recently issued by the Company and in its 2004 annual report, the Company completed its issue of A shares which were listed on the Shanghai Stock Exchange of the PRC in February 2005. The report of the independent non-executive Directors of the Company for the year 2004 is prepared in compliance with relevant and applicable PRC regulatory requirements, and is proposed for approval by the Company's shareholders at the AGM as required under such requirements. The report will be published on the website of the Shanghai Stock Exchange of the PRC at http://www.sse.com.cn.

V. Proposed adoption of certain codes on corporate goverance practices

Following completion of the Company's A share issue, in accordance with applicable PRC regulatory requirements and the Company's articles of association, and as required by the relevant PRC regulatory authorities, the Company has formulated various codes on corporate governance practices, including its Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee (collectively, the "**Codes**").

The Codes are devised primarily to enhance the Company's corporate governance and, in accordance with the relevant PRC laws and regulations, strengthen its internal control in respect of various areas including protection of public shareholders' rights and certain other related matters. The Company also considers that the regulations proposed under the Codes tally with, and thus enhance compliance with, certain principles enshrined in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules, which generally took effect on 1st January, 2005.

Further details of the Codes are set out in the Circular. Copies of the draft Codes (in Chinese, together with an English translation) will be available on the Company's website at http://www.hdpi.com.cn, and are available for inspection at Unit 3103, 31st Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong during normal business hours from the date hereof until the date of the AGM.

VI. Eligibility of attending the AGM and closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 29th April, 2005 ("**Registered Shareholders**") will be entitled to attend the AGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Tuesday, 3rd May, 2005 to Thursday, 2nd June, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 29th April, 2005.

VII. Registration procedures for attending the AGM

(1) Registered Shareholders who intend to attend the AGM are required to deliver the completed and signed written reply slip with the Secretarial Office of the Board of Directors of the Company on or before Thursday, 12th May, 2005. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the AGM shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Board of Directors of the Company on or before Thursday, 12th May, 2005.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the AGM, and shall issue copies or facsimile copies of admission cards for attending the AGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

VIII. Proxies

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the AGM on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorization authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the AGM. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorization and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the AGM.

IX. Procedure to demand a poll

Pursuant to articles 70 to 72 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

X. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and, except as described under Note II(1) above, shall be entitled to one vote for each share held.

(2) The AGM is expected to take half a day. Shareholders attending the AGM shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the details of the Secretarial Office of the Board of Directors of the Company are as follows:-

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-236 6222
Fax No.: 86531-236 6090 / 236 6091

(4) The address and contact details of Hong Kong Registrars Limited are as follows:-

Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990/852-2529 6087

* *for identification only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in **Huadian Power International Corporation Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROPOSED APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SUPERVISORS

PROPOSED ADOPTION OF CERTAIN CODES ON CORPORATE GOVERNANCE PRACTICES

A notice convening the 2004 annual general meeting of the Company (the "**AGM**") to be held at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China at 10:00 a.m. on Thursday, 2nd June, 2005 is enclosed with this circular. Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 29th April, 2005 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Tuesday, 3rd May, 2005 to Thursday, 2nd June, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 29th April, 2005. If you are eligible and intend to attend the AGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Thursday, 12th May, 2005. If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

* *For identification purpose only*

17th April, 2005



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Directors:
He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*

Independent Non-executive Directors:
Ding Huiping
Zhao Jinghua
Hu Yuanmu
Wang Chuanshun

Legal address and head office:
14 Jingsan Road
Jinan, Shandong Province
The People's Republic of China

Place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

17th April, 2005

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED APPOINTMENT AND RE-ELECTION OF DIRECTORS AND SUPERVISORS PROPOSED ADOPTION OF CERTAIN CODES ON CORPORATE GOVERNANCE PRACTICES

1. Introduction

The 2004 annual general meeting (the "**AGM**") of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is proposed to be held on 2nd June, 2005. The purpose of this circular is to provide shareholders with information in respect of certain resolutions to be proposed at the AGM to enable shareholders to make an informed decision.

2. Proposed appointment and re-election of directors and supervisors

According to the articles of association of the Company, the term of the current session of each of the Company's board of directors (the "**Board**") and its supervisory committee (the "**Supervisory Committee**") will expire upon conclusion of the AGM. All members of the Board and the Supervisory Committee currently in office are eligible for re-election at the AGM.

Mr. Da Hongxing (笪鴻興), a Company's director currently in office, has indicated that he will, for personal reasons, resign as a director of the Company with effect from the conclusion of the AGM. Mr. Da has confirmed to the Company that he is not aware of any matters about the Company that need to be brought to the attention of its shareholders.

Ms. Zheng Feixue (鄭飛雪), a supervisor of the Company appointed by its employees, has been re-elected and appointed by the employees to continue to be a supervisor of the Company (as a member of the Supervisory Committee representing the employees) for another term of three years commencing from the date of the AGM, and expiring at the conclusion of the Company's 2007 annual general meeting. The biographical and certain relevant details of Ms. Zheng are set out in the appendix to this circular.

Each of the other directors and supervisors of the Company has indicated his/her willingness to be re-elected as the Company's directors and supervisors (as the case may be) at the AGM. Accordingly, the Company proposes the following nominations for election or re-election, subject to shareholders' approval by way of separate ordinary resolutions to be proposed at the AGM:

Nominee directors / supervisors	**Nominations**
Directors:	
He Gong (賀恭)	Re-election as director
Chen Feihu (陳飛虎)	Appointment as a new director
Zhu Chongli (朱崇利)	Re-election as director
Chen Jianhua (陳建華)	Re-election as director
Tian Peiting (田沛亭)	Re-election as director
Wang Yingli (王映黎)	Re-election as director
Zhang Bingju (張炳炬)	Re-election as director
Peng Xingyu (彭興宇)	Re-election as director
Ding Huiping (丁慧平)	Re-election as independent non-executive director
Zhao Jinghua (趙景華)	Re-election as independent non-executive director
Wang Chuanshun (王傳順)	Re-election as independent non-executive director
Hu Yuanmu (胡元木)	Re-election as independent non-executive director
Supervisors:	
Feng Lanshui (馮蘭水)	Re-election as supervisor
Li Changxu (李長旭)	Re-election as supervisor

The biographical and other details of the above directors (and proposed new director) and supervisors of the Company (collectively, the "**Nominees**") required to be included in this circular under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") are set out in the appendix to this circular.

Except as mentioned in the appendix, none of the Nominees was a director of any listed public company other than the Company in the last three years, and none of them holds any position with other members of the Company's group. Further, save as disclosed in the appendix, none of the Nominees has any relationship with any other directors, supervisors, senior management or substantial or controlling shareholder(s) of the Company. None of the Nominees has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The appointment of each of the Nominees, subject to approval from the Company's shareholders at the AGM, will commence at the conclusion of the AGM. Each of them is expected to then enter into an appointment or service contract with the Company for a period of three years commencing from the date of the AGM, and expiring at the conclusion of the Company's 2007 annual general meeting. The annual emoluments of the Nominees will be decided by the Board with its remuneration committee after the respective appointments becoming effective in accordance with the Company's established policy for fixing remuneration packages for its directors, supervisors and senior management, determined by reference to their qualifications, experience and contribution to the Company and other relevant circumstances. The Board, subject to approval by the Company's shareholders at the AGM, shall be authorised to determine and finalise the emoluments.

Regarding the Board composition, in light of the experience and qualifications of each of the relevant Nominees, the Company believes that the Board comprising such Nominees will have a balance of skills and experience appropriate for the requirements of the business of the Company, and will include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there will be a strong independent element on the Board, which will be able to effectively exercise independent judgement. In this connection, each of the relevant Nominees who is proposed to be re-elected as an independent non-executive director has confirmed his independence in respect of the factors set out in Rule 3.13 of the Listing Rules, and on this basis, the Company considers each of them to be independent who should therefore be re-elected.

Save as disclosed herein, there are no other matters regarding the Nominees that in the Company's opinion is required to be brought to the attention of its shareholders.

As mentioned above, the appointment or re-election of each of the Nominees is subject to shareholders' approval by way of a separate ordinary resolution to be proposed at the AGM. In accordance with the relevant procedural requirements of the People's Republic of China ("**PRC**"), cumulative voting will be adopted in respect of the proposed appointment and re-election of directors. Accordingly, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of director candidates (i.e. 12), and each shareholder may cast all of his/her votes in respect of one candidate or may split his/her votes and cast them in respect of more than one of the candidates.

3. Proposed adoption of certain codes on corporate governance practices

As disclosed in various announcements recently issued by the Company and in its 2004 annual report, the Company completed its issue of A shares which were listed on the Shanghai Stock Exchange of the PRC in February 2005. In accordance with applicable PRC regulatory requirements and the Company's articles of association, and as required by the relevant PRC regulatory authorities, the Company has formulated various codes on corporate governance practices, including its Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee (collectively, the "**Codes**"). These Codes are subject to approval, and proposed to be adopted, by way of special resolutions by the Company's shareholders at the AGM, as required under relevant PRC regulatory requirements.

The **Code on Shareholders' Meetings** will consist of different sections defining the functions and responsibilities of shareholders' meetings of the Company, and prescribing the procedures for the meetings. It seeks to provide for enhanced regulations in respect of relevant procedural matters concerning preparation for the meetings, timing for convening the meetings, eligibility of persons attending the meetings, resolutions proposed and considered at the meetings, voting arrangements, record-keeping, disclosure of details of resolutions passed at the meetings, and related matters.

The **Code on Board Practices** will consist of different sections defining the functions and responsibilities of the Board and its committees, and prescribing the procedures for Board meetings. It seeks to provide for enhanced regulations in respect of matters concerning Board composition, division of responsibilities (including those of the chairman and the secretary of the Board) at the Board level to ensure a balance of power and authority, functions of independent non-executive directors, arrangements established to abstain from voting by connected or otherwise interested Board members, and certain other procedural requirements in respect of Board meetings and related matters.

The **Code on Supervisory Committee** will consist of different sections defining the functions and responsibilities of the Supervisory Committee, and prescribing the procedures for the committee's meetings. It seeks to provide for enhanced regulations in respect of relevant matters, procedural or otherwise, concerning the Supervisory Committee composition, procedures to convene committee meetings, eligibility of persons attending such meetings, resolutions proposed and considered at the meetings, voting arrangements, record-keeping, disclosure of details of resolutions passed at the meetings, and related matters.

The Codes are devised primarily to enhance the Company's corporate governance and, in accordance with the relevant PRC laws and regulations, strengthen its internal control in respect of various areas including protection of public shareholders' rights and certain other related matters. The Company also considers that the regulations proposed under the Codes tally with, and thus enhance compliance with, certain principles enshrined in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules, which generally took effect on 1st January, 2005. Accordingly, the Company believes that adoption of the Codes will be beneficial to the Company and its business and operations, and will in turn be conducive to the interests of the Company and its shareholders as a whole. The Company's directors therefore recommend its shareholders to vote in favour of the special resolutions to adopt the Codes at the AGM.

Copies of the draft Codes (in Chinese, together with an English translation) will be available on the Company's website at http://www.hdpi.com.cn, and are available for inspection at Unit 3103, 31st Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong during normal business hours from the date of this circular until the date of the AGM.

4. General information

Notice of AGM

The AGM will be held at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the PRC at 10:00 a.m. on Thursday, 2nd June, 2005 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2004, ordinary resolutions in respect of the proposed appointment and re-election of the Company's directors and supervisors, and special resolutions to adopt the Codes. A notice convening the AGM is enclosed with this circular.

Closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 29th April, 2005 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Tuesday, 3rd May, 2005 to Thursday, 2nd June, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 29th April, 2005.

Reply slip and proxy form

If you are eligible and intend to attend the AGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Thursday, 12th May, 2005.

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

Procedure to demand a poll

Pursuant to articles 70 to 72 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Yours faithfully,
For and on behalf of the board of directors of
Huadian Power International Corporation Limited
He Gong
Chairman

* *For identification purpose only*

Directors

He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the party group. Mr. He has worked since 1966 and has 38 years' experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.

Chen Feihu, born in July 1962, a senior accountant, is a Deputy General Manager and the Chief Accountant of China Huadian Corporation. He is also the Chairman of 華電能源股份有限公司(Huadian Power Resources Company Limited), a PRC listed company. Mr. Chen had served in the Ministry of Electric Power, the Ministry of Hydraulic and Electric Engineering, the Ministry of Energy of China, China Electricity Council, Fujian Provincial Bureau of Electricity Industry, and State Power Corporation. He has 24 years' experience in electricity generation, public finance, banking and finance and macro economic management etc.

Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. He is also a director of 泰信基金管理有限公司 (First-Trust Fund Management Co., LTD.). Mr. Zhu graduated from Shandong University majoring in economics. He has 32 years' experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.

Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University of Technology. He has 23 years' experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.

Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Hua Zhong Industrial College. He has 36 years' experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.

Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 22 years' experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.

Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Supervisor of the Production and Operation Department of China Huadian Corporation. Mr. Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 22 years' experience in electric power operation and management.

Peng Xingyu, born in February 1962. with a master's degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 24 years' experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.

Ding Huiping, born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1993. He is also an independent director of each of 招商銀行股份有限公司 (China Merchants Bank Co., LTD.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited), PRC listed companies. Research directions: Theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.

Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, principal professional of the base for economics management research of Shandong Province Commission, member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education. He is also an independent director of each of 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), 山東晨鳴紙業集團股份有限公司 (Shandong Chenming Paper Holding LTD.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited), PRC listed companies.

Wang Chuanshun, born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), and deputy general manager of Shandong Zhengyuan Accountants Limited. He is currently a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited.

Hu Yuanmu, born in November 1954, Ph.D, is a professor and Master tutor. Mr. Hu graduated from Shandong Economic College in July 1983, and has been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in 天津財經學院 (Tianjin Finance College). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the 全國教授會 (Teaching Society of China). He is a standing committee member of Shandong Accountancy Society. He is also an independent director of 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), a PRC listed company.

Supervisors

Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 33 years' experience in finance, monetary, macroeconomic management and trust and investment.

Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head (Supervision) of the Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 22 years' experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.

Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 22 years' experience in electricity generation and management.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________ of ______________________ *(Note 1)*, being shareholder(s) of ____________ domestic shares / ____________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China at 10:00 a.m. on Thursday, 2nd June, 2005 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve the report of the Board of Directors of the Company for the year 2004.		
2. To approve the report of the Supervisory Committee of the Company for the year 2004.		
3. To approve the audited financial statements of the Company for the year 2004.		
4. To approve the profit distribution proposal of the Company for the year 2004.		
5. To approve the re-appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2005, with remuneration being paid to KPMG and KPMG Huazhen amounting, in aggregate, to HK$4,800,000.		
6. To approve the following resolutions in relation to election, or re-election, and appointment of the Directors of the Company:		
6.1 "**THAT** Mr. He Gong be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.2 "**THAT** Mr. Chen Feihu be and is hereby elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.3 "**THAT** Mr. Zhu Chongli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.4 "**THAT** Mr. Chen Jianhua be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.5 "**THAT** Mr. Tian Peiting be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.6 "**THAT** Ms. Wang Yingli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise her remuneration."		
6.7 "**THAT** Mr. Zhang Bingju be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.8 "**THAT** Mr. Peng Xingyu be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.9 "**THAT** Mr. Ding Huiping be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
6.10 "**THAT** Mr. Zhao Jinghua be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.11 "**THAT** Mr. Wang Chuanshun be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.12 "**THAT** Mr. Hu Yuanmu be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
7. To approve the following resolutions in relation to re-election ad appointment of the Supervisors of the Company:		
7.1 "**THAT** Mr. Feng Lanshui be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
7.2 "**THAT** Mr. Li Changxu be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
8. To approve the report of the independent non-executive Directors of the Company for the year 2004.		
SPECIAL RESOLUTIONS		
1. To approve the Code on Shareholders' Meetings of the Company.		
2. To approve the Code on Board Practices of the Company.		
3. To approve the Code on Supervisory Committee of the Company.		

Signature *(Note 5)* ______________________ Date: ______________________ 2005

Notes:

1. Please insert full name and address in block capitals.

2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.

3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.

4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.

5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.

6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time designated for convening the Annual General Meeting.

7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.

8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We, ______________________________,

being shareholder(s) of ____________ domestic shares / ____________ H shares# in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), intend to attend the Annual General Meeting of the Company to be held on Thursday, 2nd June, 2005.

Name of shareholder attending the Annual General Meeting: ______________________________

H share shareholder account number (if applicable): ______________________________

Signature of shareholder: ______________________________

Date: ____________, 2005

\# Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-236 6222, contact person: Mr. Zhou Lianqing) on or before Thursday, 12th May, 2005. This reply slip may be returned in person (registration procedures for attending the Attend General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-236 6090 / 236 6091).

* *for identification only*

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2005 FIRST QUARTERLY REPORT

Pursuant to the regulations made by the China Securities Regulatory Commission ("CSRC"), 華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") is required to publish a quarterly report for each of the first and third quarters of each financial year.

This quarterly report is prepared in compliance with the disclosure requirements for quarterly reports of PRC listed companies issued by CSRC.

All financial information set out in this quarterly report is unaudited, and the financial statements are prepared in accordance with PRC Accounting Standards and Regulations ("PRC GAAP").

This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT NOTICE

1.1 In accordance with the relevant PRC regulatory requirements, the board of directors ("the Board") of the Company and its directors ("the Directors") confirm that there are no misleading statements or misrepresentation contained in this report, or material omissions in preparing this report, and the Directors collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

1.2 All of the Directors attended the 21st meeting of the third session of the Board.

1.3 Mr. He Gong (Chairman of the Company), Mr. Zhu Fangxin (Chief Accountant) and Mr. Tao Yunpeng (Head of accounting department) have declared the truthfulness and completeness of the financial statements in this first quarterly report of 2005.

1.4 All financial information set out in this quarterly report is unaudited, and the financial statements are prepared in accordance with the PRC GAAP.

1.5 This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. COMPANY PROFILE

2.1 Corporate information

Stock abbreviation	HDPI	
Stock code	The Stock Exchange of Hong Kong Limited: 1071	Shanghai Stock Exchange: 600027
	Company Secretary	**Securities Representative**
Name	Zhou Lianqing	Zhang Gelin
Correspondence address	14 Jingsan Road, Jinan City, the PRC	14 Jingsan Road, Jinan City, the PRC
Telephone	86-531-2366808	86-531-2366095
Facsmile	86-531-2366090	86-531-2366090
Email	zhoulq@hdpi.com.cn	zhanggl@hdpi.com.cn

2.2 Financial information (PRC GAAP)

2.2.1 Major unaudited financial information and financial indicators

Unit: Rmb (unaudited)

	End of current reporting period	**End of last year**	**Increase (decrease) from end of last year (%)**
Total assets *(Rmb'000)*	29,790,146	27,790,708	7.19
Shareholders' equity (excluding: minority interests) *(Rmb'000)*	11,932,371	9,814,755	21.58
Net assets per share *(Rmb)*	1.98	1.87	6.13
Adjusted net assets per share *(Rmb)*	1.98	1.87	6.13

	Current reporting period	**From the beginning of the year to the end of current reporting period**	**Increase (decrease) from the corresponding period last year**
Net cash inflow from operating activities *(Rmb'000)*	538,649	538,649	
Earnings per share *(Rmb)*	0.039	0.039	
Return on net assets *(%)*	1.95	1.95	
Return on net assets after deducting non-recurring items *(%)*	1.83	1.83	

Non-recurring items	Amount '000
Net non-operating expenses, after deducting impairment provisions for assets	(714)
Net gain on derivatives financial instruments	20,660
Tax impact on non-recurring items	(6,582)
Total	13,364

2.2.2 Income statement

For the three months ended 31 March 2005 (Unaudited)

Unit: Rmb

Item			January to March 2005 Consolidated	Company
I.	Sales from principal activities		3,293,483	1,923,906
	Less:	Cost of sales from principal activities	2,595,681	1,498,151
		Sales taxes and surcharges	31,764	18,366
II.	Profit from principal activities		666,038	407,389
	Add:	Loss from other operations	(4,246)	(48)
		General and administrative expenses	187,649	105,534
		Financial expenses	122,815	36,526
III.	Operating profit		351,328	265,281
	Add:	Investment income	3,042	52,132
		Non-operating income	129	5
	Less:	Non-operating expenses	843	191
IV.	Profit before income tax		353,656	317,227
	Less:	Income tax	109,331	85,112
		Minority interests	12,210	—
V.	Net profit		232,115	232,115

2.3 Total number of shareholders and top 10 registered holders of listed shares as at the end of the reporting period

Total number of shareholders as at the end of the reporting period	105,538

Particulars of the top 10 registered holders of listed shares

Unit: Shares

Name of shareholders (in full)	Number of listed shares held as at the end of the reporting period	Class of shares (A, B, H shares or other class(es))
HKSCC Nominees Limited	1,420,507,900	H shares
Shanghai Electric (Group) Financial Company Limited	8,849,950	A shares
Shanghai Pudong Development (Group) Financial Company Limited	8,848,950	A shares
Zhongcheng Trust and investment Company Limited	8,848,950	A shares
China National Petroleum Financial Company Limited	8,848,950	A shares
Fortune Trust and investment Company Limited	8,848,950	A shares
China Foreign Economy and Trade Trust & investment Company Limited	8,848,950	A shares
Eastern Airline (Group) Financial Company Limited	8,848,950	A shares
Guolian Securities Company Limited	8,848,950	A shares
Northeast Securities Company Limited	8,824,070	A shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall operations during the reporting period

For the first quarter of 2005, electricity generated by the operating power plants of the Company and its subsidiaries (the "Group") amounted to an aggregate of 11,780 million kWh on a consolidated basis, representing an increase of approximately 30.94% as compared to that in respect of the corresponding period in 2004. Electricity generated by Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company"), in which the Company has a 50% equity interest, amounted to 530 million kWh during the first quarter of 2005.

For the first quarter of 2005, the Group recorded average utilisation hours of 1,428 hours in respect of its generating units, representing an increase of 198 hours over the 1,230 hours attained by the generating units for the corresponding period last year.

During the reporting period, the Group achieved an on-grid generation of 11,043 million kWh, with turnover of Rmb 3,293 million and net profit of Rmb 232 million.

During the first quarter of 2005, any anticipated electricity tariff adjustment policy to accommodate the interaction of coal and electricity prices was yet to be published and implemented by the relevant PRC governmental authorities, which to a certain extent impacted on any increase in the Company's turnover. It is anticipated that such adjustment policy may be approved by the relevant PRC governmental authorities for issue and implementation in the second quarter of 2005.

As disclosed in various announcements recently published by the Company and in its 2004 annual report, the Company completed its issue of A shares which were listed on the Shanghai Stock Exchange of the PRC on 3 February 2005. As a result of the issue of A shares, the Company's gearing ratio decreased to 57.12% as at the end of the reporting period from 61.99% as at the end of 2004. Currently, the proceeds raised are being used in accordance with the proposal set out in the preliminary prospectus of the Company issued in the PRC in respect of its A share issue.

During the reporting period, the first 330MW generating unit of Zhongning Company was put into commercial operation at the end of January 2005. As at the end of the reporting period, the total installed capacity managed by the Group amounted to 8,635MW, and the total interested installed capacity of the Group amounted to 7,581.2MW.

On 8 March 2005, the two 300MW heat and electricity co-generation coal-fired generating units for Phase II expansion project of Huadian Qingdao Power Company Limited obtained approval from the PRC State Development and Reform Commission ("SDRC") to commence construction. On 11 April 2005, the two 1000MW ultra-supercritical coal-fired generating units of the Phase IV expansion project of Zouxian Power Plant, which is wholly-owned by the Company, obtained approval from SDRC to commence construction.

3.2 Principal business or products accounting for over 10% of the income or profit from principal operations

Unit: Rmb'000 (unaudited)

Business segment	Sales from principal activities	Cost of sales from principal activities	Gross profit margin (%)
Electricity power	3,189,224	2,467,918	22.62

3.3 Connected transactions

On 7 April 2005, the Company, 中國華電集團公司China Huadian Corporation* ("China Huadian") and certain other subsidiaries of China Huadian entered into an agreement for the proposed establishment of a company proposed to be known as 華電置業有限公司 Huadian Property Co. Ltd.* ("Huadian Property"). The registered capital of Huadian Property, as determined as a matter of commercial decision, will be Rmb 550,000,000, and the Company is expected to hold 30% equity interest in Huadian Property. Upon its establishment, Huadian Property is expected to be an associated company of the Company. Huadian Property will be established with its registered address in Beijing, the PRC. It is expected to be principally engaged in the business of property development and investment, and related activities. Under the agreement, the Company is required to contribute capital in cash amounting to Rmb165,000,000 (representing 30% of Huadian Property's expected registered capital) to Huadian Property within five days after its proposed company name is approved by the relevant PRC regulatory authority.

Further details are set out in the Company's announcement dated 7 April 2005.

3.4 Details and reasons for any change of accounting policy, accounting estimates, scope of consolidation and significant accounting errors identified during the reporting period

Qingdao Power Plant (previously a jointly controlled entity) completed the relevant procedures and was registered as a limited liability company in the PRC on 28 December 2004. Its name has since then been changed to Huadian Qingdao Power Company Limited ("Qiangdao Company"). Pursuant to the articles of association of Qingdao Company, the Company has obtained the power to control the management of Qingdao Company, and Qingdao Company became a subsidiary of the Company from 28 December 2004. The Group has changed the accounting method to account for its investment in Qingdao Company from the original proportionate consolidation accounting method to the consolidation accounting method in the preparation of its consolidated financial statements thereafter.

4. APPENDIX

Unaudited Balance Sheet as at 31 March 2005 (under PRC GAAP)

Unit: Rmb'000 (unaudited)

Item	As at 31 March 2005 Consolidated	As at 31 March 2005 Company	As at 31 December 2004 Consolidated	As at 31 December 2004 Company
Current assets				
Cash at bank and in hand	1,857,540	1,077,881	1,270,879	485,299
Bills receivable	21,645	—	49,633	—
Trade receivables	1,438,756	762,245	1,000,862	572,929
Other receivables	140,797	68,462	96,779	75,436
Prepayments	551,790	432,544	349,578	309,571
Inventories	397,178	217,804	358,036	183,269
Total current assets	4,407,706	2,558,936	3,125,767	1,626,504
Long term investments				
Long-term equity investments	1,058,388	3,260,707	845,812	2,674,992
Total long term investments	1,058,388	3,260,707	845,812	2,674,992
Including consolidation difference	248,351	—	255,455	—
Including equity investment difference	7,138	251,095	7,372	258,272
Fixed assets				
Fixed assets, at cost	30,998,090	18,804,730	30,992,853	18,803,782
Less: Accumulated depreciation	10,683,961	7,260,662	10,267,481	7,015,439
Net book value of fixed assets	20,314,129	11,544,068	20,725,372	11,788,343
Construction materials	2,507,915	788,576	1,881,316	501,231
Construction in progress	1,297,510	282,512	1,007,498	207,100
Total fixed assets	24,119,554	12,615,156	23,614,186	12,496,674

Intangible assets and other assets				
Intangible assets	143,286	121,391	143,276	121,819
Total intangible assets and other assets	143,286	121,391	143,276	121,819
Deferred taxation:				
Deferred tax assets	61,212	50,411	61,667	50,411
Total assets	29,790,146	18,606,601	27,790,708	16,970,400
Current liabilities				
Short-term loans	2,478,833	812,533	3,115,847	1,159,548
Trade payables	1,634,740	671,579	1,426,699	590,851
Wages payables	72,379	67,110	83,739	80,839
Welfare payables	23,800	10,633	21,813	11,302
Taxes payables	361,970	307,061	308,045	255,938
Other payables	18,953	17,453	17,551	16,214
Other creditors	461,746	246,486	426,171	171,094
Long-term liabilities due within one year	1,779,626	1,083,960	1,734,175	1,298,959
Total current liabilities	6,832,047	3,216,815	7,134,040	3,584,745
Long-term liabilities				
Long-term loans	9,843,957	3,442,415	9,762,943	3,555,900
Special payables	98,920	15,000	98,920	15,000
Total long-term liabilities	9,942,877	3,457,415	9,861,863	3,570,900
Deferred taxation				
Deferred tax liabilities	242,673	—	232,082	—
Total liabilities	17,017,597	6,674,230	17,227,985	7,155,645
Minority interests	840,178	—	747,968	—
Shareholders' equity				
Share capital	6,021,084	6,021,084	5,256,084	5,256,084
Capital reserve	1,875,884	1,875,884	755,383	755,383
Surplus reserves	1,257,497	1,257,497	1,257,497	1,257,497
Including statutory public welfare fund	333,085	333,085	333,085	333,085
Retained profits	2,777,906	2,777,906	2,545,791	2,545,791
Proposed dividend to be distributed in cash	210,738	210,738	210,738	210,738
Total shareholders' equity	11,932,371	11,932,371	9,814,755	9,814,755
Total liabilities and shareholders' equity	29,790,146	18,606,601	27,790,708	16,970,400

Unaudited Cash Flow Statement for the first quarter of 2005 (under PRC GAAP)

Unit: Rmb'000 (unaudited)

Items	Consolidated	Company
1. Cash flows from operating activities		
Cash received from sales of goods and services	3,439,177	2,061,654
Other cash received relating to operating activities	18,815	806
Sub-total of cash flows from operating activities	3,457,992	2,062,460
Cash paid for goods and services	2,150,632	1,278,674
Cash paid to and for employees	237,672	152,992
Cash paid for all types of taxes	410,302	232,749
Other cash paid relating to operating activities	120,737	57,537
Sub-total of cash outflows from operating activities	2,919,343	1,721,952
Net cash inflow from operating activities	538,649	340,508
2. Cash flows from investing activities		
Cash received from investment income	—	3,614
Cash received from sales of fixed assets	120	—
Other cash received relating to investing activities	15,232	13,887
Sub-total of cash inflows	15,352	17,501
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,026,968	371,337
Cash paid for acquisition of investments	216,800	536,800
Other cash paid relating to investing activities	57,197	57,197
Sub-total of cash outflows	1,300,965	965,334
Net cash flows from investing activities	(1,285,613)	(947,833)

3. Cash flows from financing activities		
Cash received from investments	1,973,315	1,893,315
Including: Cash received from minority shareholders of subsidiaries	80,000	—
Proceeds from borrowings	1,850,562	711,862
Sub-total of cash inflows	3,823,877	2,605,177
Repayments of borrowings	2,361,126	1,387,362
Cash paid for dividends and interest	172,818	61,601
Including: Dividends paid to minority shareholders of subsidiaries	1,687	—
Other cash paid relating to financing activities	2,753	2,753
Sub-total of cash outflows	2,536,697	1,451,716
Net cash inflows from financing activities	1,287,180	1,153,461
4. Effect of foreign exchange rate changes on cash	—	—
5. Net increase in cash and cash equivalent	540,216	546,136

Supplementary information:	**Consolidated**	**Company**
1. Reconciliation of net profit to cash flows from operating activities		
Net profit	232,115	232,115
Add: Minority interests	12,210	—
Depreciation of fixed assets	416,479	245,223
Amortisation of intangible assets	1,975	1,757
Financial expenses	122,815	36,526
Investment income	(3,042)	(59,310)
Increase in net deferred tax liabilities	11,046	—
Increase in inventories	(39,142)	(34,535)
Increase in operating receivables	(590,525)	(289,742)
Increase in operating payables	367,452	201,296
Others	7,266	7,178
Net cash flow from operating activities	538,649	340,508

2. Investing and financing activities that do not involve cash receipts and payments:		
Conversion of debt into capital	—	—
Convertible notes maturing within one year	—	—
Fixed assets capitalised under finance leases	—	—
3. Net increase in cash and cash equivalents		
Cash and cash equivalents at the end of the reporting period	1,800,343	1,020,683
Less: Cash and cash equivalents at the beginning of the reporting period	1,260,127	474,547
Net increase in cash and cash equivalents	540,216	546,136

By Order of the Board
Huadian Power International Corporation Limited
Chairman
He Gong

As at the date of this announcement, theDirectors are:

He Gong *(Chairman, non-executive Director)*
Da Hongxing *(Vice Chairman, executive Director)*
Zhu Chongli *(Vice Chairman, non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
26 April 2005

* *For identification only*